Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following communications and materials were distributed to Constellation Energy employees and/or posted on a company internal website dedicated to the merger with Exelon integration issues.

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Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5.Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Today, we have launched a new employee merger website that will give you the latest merger-related information such as answers to commonly asked questions, news, progress on our regulatory filings and tools for leaders. Featured on the site is a bi-weekly newsletter produced by the Exelon and Constellation communication teams that will give both companies the opportunity to learn more about each other, including cultures and values, businesses and leaders.

During this process, it will be important that we hear from you. We need you to ask questions, share your feedback and keep an open dialogue with your leaders. Please take a few minutes to fill out this brief survey. Your responses will allow us to provide the most useful merger-related communications and give you the information that you are most interested in hearing, and need to know. This survey will only take a few minutes to complete, and your responses are completely anonymous.

Thank you in advance for your participation. Since the merger approval and integration planning process will require several months, we ask for your patience and understanding as we work through all of the issues that pertain to our employees and companies. For now, it is important that each of us stays focused on meeting our business objectives and makes safety a priority every day.

Thank you for your support.

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Transcripts of Videos

Integration Kickoff

Part 1

Steve Woerner, Chief Integration Officer, Constellation

Ron DeGregorio, Chief Integration Officer, Exelon

(Recording begins.)

[Question posed: What was the Integration Kickoff?]

MR. WOERNER: In Baltimore, this week, we had the team leaders and their teams that have been named to be part of the integration process, we had them all here in Baltimore for what we call the Integration Kickoff. This served as the kickoff of the first phase, and the first phase is the analysis phase, where both companies are going to go through an organized process to understand each other, at the functional and business unit level, so that, at later phases, we can start to build what will become the new company.

MR. DEGREGORIO: And I think Steve and I kind of educated the teams with our project management organization around the overall process, and then gave them some specific work to help us validate the baseline work that had been done previously without the input from both companies together. So it was kind of neat. It was a little bit of a team building activity and it gave us a chance to reinforce the behaviors that we expect — teamwork, and collaboration, and such.

[Question posed: What was the message from Mayo Shattuck and Chris Crane to the group?]

MR. WOERNER: Much of the information that Chris and Mayo shared with the organization was the overview of the deal that we’ve already seen before, but the important parts for this team were the importance of the integration process and how to follow this process while keeping our respective organizations focused on running business, day in and day out.

MR. DEGREGORIO: I think they reinforced, as well, the behaviors that we expect — that the teams work together, that this is expected to be truly a merger, and that we really look to find the best practices, whether they exist in PECO, or ComEd, or BGE, or Constellation, or Power Team with Exelon. They really reinforce this kind of teamwork and collaborative behavior. And it was neat to see both of them up there kind of complementing each other in that regard, as well.

[Question posed: How would you define our integration philosophy?]

MR. WOERNER: We simplify it by saying we only have one chance to do this and we want to do it right. So it really starts with that foundation of mutual respect, to understand both companies operate very successfully. What are the details behind that that enable those companies to be successful — make sure we fully understand those so we can bring the best value forward. But the kernel is that respect for the individuals involved.

MR. DEGREGORIO: And I’d just add — I agree fully with Steve but I’d add, as well, having good communications with all of our stakeholders, right? I mean, there’s an external piece with the regulatory approvals and such but there’s an internal piece. This is a lot of change for our employees, change for the good in many ways, but change, nonetheless. And so we want to have good communications throughout the organization, using different media and continue to update people, as we go through this long process, keep them informed.

(Recording ends.)

MERGER FAQs

As a reminder, the merger approval and integration planning process will require several months. We ask for your patience and understanding as we work through all of the issues that pertain to our employees and companies. For now, it is important that each of us stays focused on meeting our business objectives and makes safety a priority every day.

General

1.	Q: Why is Constellation pursuing this merger?

A: It represents the vision we’ve been pursuing for many years at Constellation, though on a much broader scale. The new company will have a nearly ideal blend of businesses in both a competitive and regulated utility environment. Merging Constellation with Exelon greatly accelerates the growth potential and vaults us into a strong leadership position.

2.	Q: Why Exelon?

A: Constellation and Exelon fit well together. We have built the nation’s largest business to sell power and gas to a broad range of customers, from homeowners to the largest industrial and government customers. Exelon is a power generation leader, with an abundant source of clean energy. As the nation’s nuclear leader, its fleet is particularly well advantaged in light of increasingly stringent state and federal environmental requirements. One way to think about the benefit of this merger is that matching Exelon’s generation and wholesale and retail marketing team with our broad commercial platform will allow the new company to sell more products and services to more customers in more regions—and at a lower cost. That translates into more customer wins in today’s increasingly thriving competitive energy marketplace.

3.	Q: What will the new company look like?

A: The company we’re creating will be among the largest in our industry – a Fortune 100 company overall –with a combined enterprise value of $52 billion and a presence is 38 states. We’ll have the leadership position in competitive energy markets and nuclear generation. We will be among the leaders in commercial solar development, energy efficiency and demand response services.

4.	Q: What is the value for our shareholders? For our customers?

A: Together with Exelon, we’re building a new enterprise that will serve millions of residential and business customers coast-to-coast, drive growth and innovation, and create new opportunities for employees, shareholders, customers and the communities we serve in Maryland and nationwide.

5.	Q: What will be the name of the new company? Where will it be located?

A: The parent company will retain the Exelon name and be headquartered in Chicago. Constellation will be a subsidiary of Exelon, based in Baltimore. We will be combining the retail/wholesale businesses and power marketing businesses of both Exelon and Constellation and locating them in a new headquarters in Baltimore. The combination of these functions will be the growth vehicle for the new Exelon. In addition to BGE, the new company includes Exelon’s two regulated utilities, ComEd in Illinois and PECO in Pennsylvania. The three utilities will serve approximately 6.6 million customers in three states.

6.	Q: Why are Constellation’s Maryland coal plants being divested?

A: To address federal regulatory concerns, we need to divest control of generation in PJM, and specifically the Brandon Shores, Wagner and Crane plants. This is because Exelon also owns generation in the same multi-state region and there are limits as to how much generation a single company can control in a market territory. The divestiture will not take place until many months after the close in 2012 at the earliest.

7.	Q: When can I expect to hear more from my management team about the merger and its progress?

A: We realize employees will be anxious to hear more details, and we are committed to giving you information as we receive it. Please keep in mind this is a lengthy process, and there will be times when we may not have new information to share.

8.	Q: How can I submit my questions about the merger?

A: You can discuss your questions with your leader. Also, you can submit a question via the internal merger integration site by selecting Ask a Question in the Resources box or you can send an e-mail to exelonconstellationmerger@constellation.com.

Integration

1.	Q: Will there be a freeze on existing or planned projects?

A: Any freeze on existing or planned projects will be made on a case by case basis. We will provide information as the company makes those determinations. In the meantime, it is critical that we remain focused on our work to keep our company at the level of excellence we’ve established

HR/Benefits/Staffing

1.	Q: Does the company expect any changes to compensation or benefits plans? Will we standardize the plans to make them consistent?

A: During the integration process, compensation and benefits programs will be assessed. Once this work is completed, it will determine what, if any, future refinements may be proposed.

2.	Q: What are the severance packages available to employees who lose their jobs as a result of the merger?

A: Severance packages, along with all associated benefits, will be provided to employees whose positions are eliminated, in accordance with the terms of the company’s severance plans.

3.	Q: Does the company foresee any issues with or plans to change bargaining unit agreements?

A: We will honor existing collective bargaining agreements and look forward to good working relationships with the unions that represent our employees.

4.	Q: What are the impacts of the transaction on jobs? Will there be jobs cut at the corporate level or within other operating companies to create synergies? If so, how many?

A: The Exelon-Constellation merger is primarily driven by strategic fit, rather than synergies. But, as is the case with most mergers and acquisitions, at least part of the rationale for combining operations is to increase efficiency, which is accomplished in part by reducing overlapping or redundant functions. We anticipate some consolidation in corporate functions, and from integrating the two companies’ trading platforms.

5.	Q: What will be done to reduce the impact of job losses on employees?

A: We will work to mitigate the impact of any job losses. The company offers severance benefits to employees whose positions are eliminated as a result of the merger.

6.	Q: What will the staffing process be for the combined company?

A: This will be determined as part of the integration planning process and it will be communicated to employees at a later date.

7.	Q. How will we manage turnover that may occur throughout this process?

A: Leaders and HR will have primary responsibility for managing employee transition issues.

8.	Q. Will I be able to post for job openings during the integration process?

A: Yes, employees will be able to post for open positions during this period.

Employee Survey

Organization:

Corporate

BGE

Merchant, Retail, Commodities, and BGE Home Power Generation Other (please specify)

Your main workplace (check all that apply):

Office Plant Field

Years of Service:

ši

1 - 3

3 - 5

5 - 10

10+

1) I understand the rationale behind the Exelon-Constellation merger.

Strongly Disagree Neutral Strongly Agree

2) I understand what is expected of my department at this time.

Strongly Disagree Neutral Strongly Agree

3) In addition to HR-related matters, I would like to be kept informed about…(chech all that apply)

Leadership’s strategy for completing

Broad organizational changes Integration milestones Reason(s) behind decisions

What is going on in other Exelon/Constellation companies and departments

4) I would like to learn more about … (Check all that apply)

Exelon and its operating companies

Merger milestones and timeline

Long-term strategic vision for the combined company

5) I would like to receive Exelon/Constellation merger communications through check all that apply)

Regular meetings with my supervisor

Corporate intranet

Small-group meetings with members of senior management

All-company e-mail

Town hall meetings with executives

Print publication (employee newsletter, etc.)

6) Indicate the usefulness of the following types of information …

Somehow Highly

Less useful useful useful

1 2 3 4 5

How you, individually, fit into the

company’s overall goals and vision

How the merger will effect Maryland,

Pennsylvania and/or Illinois

communities

Media and financial community

perception of the merger

Current public policy climate

surrounding the merger

Is there any topic you would like to know more about Tell us here:

A Note from Ron & Steve

Welcome to the first issue of IN, the official integration newsletter for Exelon and Constellation Energy. This bi-weekly publication is designed to be a key resource for merger-specific information and critical developments as we move through the integration process. A key tenet of integration success is ensuring all employees know how integration is progressing and what all of it means for each of us . During the coming weeks, you will see this and other communications outlining the steps for successful integration, milestones along the way and more about Exelon and Constellation.

On June 1 and 2, members of the Exelon/Constellation Integration Team attended the official integration kick-off meeting in Baltimore. Representatives from business areas across both companies joined together to learn more about the journey ahead, including details on the process by which the integration will be managed. Over the course of the two days, the integration team members received guidance on anti-trust compliance and confidentiality, lessons learned from previous mergers and acquisitions, communication principles and the integration framework. This meeting was the first step in the collaborative planning process for the integration of our two companies.

Our goal is simple: To keep you as informed as possible. We look forward to leading the integration efforts and with the help of the integration team, are confident that together we will create the nation’s #1 competitive energy company.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Exelon-Constellation:

A great combination for Maryland

As employees, you’ll often be asked about the Exelon-Constellation merger – in this and future editions of IN, we’ll work to make sure you have the answers to these questions.

Q: Who benefits from the merger? What is the impact on Maryland?

A: The Exelon-Constellation merger makes strategic sense and benefits shareholders of both companies, but it also offers significant benefits to BGE customers, the City of Baltimore and the State of Maryland:

•      Rate credits for BGE residential customers and increased low-income customer assistance. Within 90 days after closing the merger, each BGE residential customer will receive a $100 rate credit. Exelon will also fund $5 million for the State of Maryland’s Electric Universal Service Program (EUSP). Over the long term, BGE customers will benefit from the sharing of best practices with Exelon’s other utilities, ComEd and PECO, in areas that include safety, reliability, efficiency and customer service.

•      Baltimore headquarters for the new company’s growth engine. Exelon’s marketing arm, Power Team, will be combined with Constellation’s wholesale and retail marketing business under the Constellation brand and, along with the companies’ renewable energy development business, will be headquartered in Baltimore. To house these growing businesses, Exelon will build or refurbish an office center in Baltimore to LEED standards. BGE’s electric and gas operations will continue to be managed locally from the utility’s existing Baltimore headquarters.

•      Investment in programs advancing Maryland’s sustainability. Exelon will provide $4 million to support the objectives of the EmPower Maryland Energy Efficiency Act and $10 million to spur development of Maryland’s electric vehicle infrastructure, and Exelon will invest in the development of 25 MW of new renewable generation in the state at an expected cost of $50 million.

In addition, Exelon has agreed to maintain Constellation’s/BGE’s charitable giving and traditional local community support in Maryland at its current level for at least 10 years following closing of the merger.

The Companies’ Utilities

Meet Chris Crane and Mayo Shattuck

As part of the April 28 merger announcement, Christopher M. Crane was named to become president and CEO of the combined company. Chris, currently president and chief operating officer of Exelon Corporation and president of Exelon Generation, has worked in the nuclear industry for 30 years.

Chris joined Exelon (then ComEd) in 1998, and was named chief nuclear officer of Exelon in 2004, after having played a key role in the dramatic turnaround of ComEd’s nuclear performance and the development of Exelon’s proprietary Nuclear Management Model: a codification of industry-leading operational, safety, management, regulatory, workforce and financial practices.

Chris assumed responsibility for Exelon’s fossil, hydro and renewables facilities, in addition to the nuclear fleet, in 2007 and was named to his current position in 2008. In addition to generation, he directs the work of Exelon’s power trading organization, corporate development functions and corporate transmission activities. Prior to joining Exelon, Chris worked in new plant start-up at the Comanche Peak Nuclear Power Plant in Texas and Palo Verde Nuclear Generating Station in Arizona and served as Browns Ferry site vice president for Tennessee Valley Authority.

In addition to his Exelon responsibilities, Chris gives generously of his time and expertise to a variety of industry organizations. He is a member of the board of directors of the Institute of Nuclear Power Operations (INPO) and the executive committee of the Nuclear Energy Institute, chairman of the World Nuclear Association, which promotes the peaceful worldwide use of nuclear energy, and is a member of the board of the Foundation for Nuclear Studies.

As part of the merger announcement, Mayo A. Shattuck III was named to become Executive Chairman of the combined company. Mayo was appointed President and Chief Executive Officer of Constellation in November 2001, and was elected Chairman of the Board in July 2002. Constellation is a Fortune 200 company that owns energy-related businesses, including a wholesale and retail power marketing and merchant generation business in North America and Baltimore Gas and Electric Company, which serves 1.2 million customers throughout Central Maryland. Prior to joining Constellation, Mayo was with Deutsche Bank, where he served as Chairman of the Board of Deutsche Banc Alex Brown as well as Global Head of Investment Banking and Global Head of Private Banking.

From 1997 to 1999, Mayo served as Vice Chairman of Bankers Trust Corporation, which merged with Deutsche Bank in June 1999. From 1991 until 1997, Mayo was President and Chief Operating Officer and a Director of Alex. Brown Inc., which merged with Bankers Trust in September 1997.

Mayo currently serves as a Director of Gap Inc. and is Chairman of its Audit and Finance Committee and is a Director of Capital One Financial Corporation, where he serves as Chairman of its Compensation Committee. Mayo also is a member of the board of Edison Electric Institute (EEI), and in March 2011, was re-elected Chairman of the Board of the Institute of Nuclear Power Operations (INPO). Additionally, Mayo is a member of the Board of Trustees of Johns Hopkins Medicine and is Chairman of the Board of Visitors of the University of Maryland, Baltimore County.

Mayo and his wife, Molly, have been generous contributors to the Maryland community. Strong supporters of the United Way of Central Maryland (UWCM) for many years, both will be serving as chairs of the 2011 UWCM campaign. Previously, Mayo ran the Toqueville Society campaign for UWCM and accepted the prestigious Fleur-de-Lis National Award from United Way in 1997 for leading this highly successful campaign.

Feedback

IN is produced by the Corporate
Communications Groups of both
Exelon and Constellation.

Please direct questions and
comments to:

Exelon employees:

IntegrationOffice@exeloncorp.com

Constellation employees:
IntegrationOffice@constellation.com

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011